WILD CRAZE, INC.

962 Shine Ave.

Myrtle Beach, SC 29577

March 14, 2014

VIA ELECTRONIC MAIL

Carlos Pacho

Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wild Craze, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 24, 2013
Form 8-K filed March 4, 2013
File No. 0-53161

Dear Mr. Pacho:

By letter dated November 14, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Wild Craze, Inc. (the “Company,” “we,” “us” or “our”) with comments to the Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on April 24, 2013 and the Company’s Current Report on Form 8-K, filed with the Commission on March 4, 2013 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s responses.

Form 8-K filed March 4, 2013

1.	Please provide the audited financial statements for your two acquisitions for the periods specified in Items 2.01(f) and 9.01 of Form 8-K. We note that you are delinquent.

RESPONSE: We are diligently working with our auditor to complete the audited financial statements for the referenced acquisitions.

Further, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Justin Jarman
Justin Jarman
Chief Executive Officer
Wild Craze, Inc.